SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/DCGG Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 987, of 08.07.2023

CERTIFICATE

MINUTES OF THE NINE HUNDRED AND EIGHTY-SEVENTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 3330034676-7/CNPJ No. 00001180/0001-26

This is to certify, for all due purposes, that the 987th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "Eletrobras") was held at 08:04 am on the seventh day of August of the year two thousand and twenty-three, with the closing of the work registered on the same day at 7:15 pm. The meeting was held at Eletrobras' headquarters, located at 196 Rua da Quitanda, 25th floor, Centro, Rio de Janeiro – RJ. In person, Board Member IVAN DE SOUZA MONTEIRO (ISM) assumed the chairmanship of the proceedings. Board Members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), FELIPE VILLELA DIAS (FVD), MARISETE FÁTIMA DADALD PEREIRA (MFP), DANIEL ALVES FERREIRA (DAF), PEDRO BATISTA DE LIMA FILHO (PBL), MARCELO GASPARINO DA SILVA (MGS), MARCELO DE SIQUEIRA FREITAS (MSF) and VICENTE FALCONI CAMPOS (VFC) attended the meeting in person. The Governance Superintendent BRUNO KLAPPER LOPES (BKL) acted as secretary during the meeting with the support of the Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). The Vice President of Governance, Risks and Compliance, Mrs. Camila Gualda Sampaio Araújo, participated in person in the meeting, as a guest. INSTRUCTIONS: The support material was made available to the Board members through the Governance Portal. QUORUM TO OPEN THE MEETING AND TO PASS RESOLUTIONS: As prescribed in art. 25, head provision, of Eletrobras' Articles of Incorporation, the resolutions of this conclave must be opened with the presence of the majority of its members, and its resolutions must be passed, as a general rule, by the majority of those present, except in the cases of a qualified quorum described in art. 26 of the Articles of Incorporation. The meeting was held with the presence of nine members, in compliance with the minimum quorum of five members in order to open the meeting and with a minimum quorum of five members for passing resolutions, except in cases where there is an explicit record of changes in the quorum of those present at the time of the resolution. Prior declaration of conflict of interest on the part of a Board Member and/or their momentary absence from the Board entails their being subtracted for the purposes of calculating the respective minimum quorum for deliberation.

DEL 104, of 08.07.2023. Approval of the interim financial statements for the period ended on 06.30.2023. RES 437, of 08.04.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in a decision of the Executive Board, in the support material and in the documents below, and based on the favorable opinion issued by the Statutory Audit and Risks Committee at its 310th meeting held on 08.04.2023, RESOLVED: Executive Board Resolution No. 437, of 08.04.2023; Executive Board Report VFR-079, of 08.04.2023; and Executive Summary VFR-004, of 08.04.2023; 1. Authorize the filing of Eletrobras' interim financial statements for the period ended June 30, 2023, approved by Eletrobras' Executive Board through RES-437, dated 08.04.2023; 2. Determine that the Vice Presidency of Finance and Investor Relations - VFR, through the Superintendence of Investor Relations – DFR and the Superintendence of Accounting – DFC, the Vice Presidency of Governance, Risks and Compliance - VGR, through the Superintendence of Governance – DGC, the Secretariat of Governance – DCGG and the Executive Secretariat – DCGs adopt, each in their respective area of operation, the necessary measures to comply with this Resolution. Quorum necessary to pass resolutions: Unanimity.

DELs-104/2023, 105/2023, 106/2023, 107/2023, 108/2023, 122/2023123/2023. Information Classification: Confidential Classification of the information and review of its classification, including after the resolution, are the duties of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

2 CA/DCGG Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 987, of 08.07.2023

DEL 105, of 08.07.2023. Eletrobras. Approval of the General Conditions of the Mandate for contracting the structuring banks of the Eletrobras Bond Issuance operation in the amount of up to R$7 billion. RES 421, of 07.25.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in a decision of the Executive Board, in the support material and in the documents below, and based on the favorable opinion issued by the Audit and Statutory Risks Committee – CAE at its 311th meeting held on 08.01.2023 and on the favorable opinion issued by the Strategy, Governance and Sustainability Committee - CEGS at its 51st meeting held on 08.02.2023, RESOLVED: Executive Board Resolution No. 421, of 07.25.2023; Executive Board Report VFR-078, of 07.25.2023; and Executive Summary DFF-009, of 07.31.2023; (1) approve the general conditions of mandate for contracting the financial institutions that are part of the securities distribution system ("Coordinators") responsible for structuring the possible operation of its 4th issue of simple bonds, not convertible into shares, in the amount of, initially, up to R$7,000,000,000.00 (seven billion reais), and corresponding public offering of distribution ("Eletrobras Bonds" and "Potential Offer", respectively); (2) authorize and delegate powers to the members of the Executive Board or its attorneys-in-fact to adopt, as applicable, any and all acts necessary to carry out, formalize, improve, conclude and implement the resolutions provided for herein, including (a) the negotiation of commercial conditions of the Potential Offer; and (b) execute all documents and any amendments necessary to carry out the operations described in items "(1)" above; and (3) the ratification of all acts already performed by the Company's Executive Board, and/or its attorneys-in-fact, to carry out the resolutions provided for herein. Decision: Items (1), (2) and (3) of the Resolutions were unanimously approved, and the hiring of the Coordinators to structure the Potential Offer was approved, whose main characteristics and conditions will be detailed and regulated in the deed of issue, in the distribution agreement and in the other documents pertinent to the Potential Offer, eventually entered into. Deliberative Quorum: Unanimity, registered the absence during the debates, analysis and discussion of the proposal of the ISM and MSF Counselors, which previously raised a situation of potential conflict of interest.

DEL 106, of 08.07.2023. Furnas. General Conditions of the 1st issuance of book-entry commercial notes, in 5 series, for public distribution, under the automatic registration of distribution rite, of Furnas, with the provision of personal guarantee by Eletrobras. RES 422, of 07.25.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in a decision of the Executive Board, in the support material and in the documents below, and based on the favorable opinion issued by the Audit and Statutory Risks Committee – CAE at its 311th meeting held on 08.01.2023 and on the favorable opinion issued by the Strategy, Governance and Sustainability Committee - CEGS at its 51st meeting held on 08.02.2023, RESOLVED: Executive Board Resolution No. 422, of 07.25.2023; Executive Board Report VFR-076, of 07.25.2023; and Executive Summary DFF-009, of 07.31.2023; 1. approve the realization by Furnas Centrais Elétricas S.A. (“Furnas”), of the 1st (first) issuance of book-entry commercial notes, in 5 (five) series, with personal guarantee, for public distribution, under automatic procedure, in the total amount of R$3,500,000,000.00 (three billion and five hundred million reais), to be formalized through the execution of the “Term of Issuance of the 1st (First) Issuance of Book-entry Commercial Notes, in 5 (five) Series, with Personal Guarantee, for Public Distribution, Under the Automatic Distribution Registration Rite, of Furnas Centrais Elétricas S.A. (“Term of Issue” and “ Commercial Notes ”, respectively), pursuant to article 45 et seq. of Law No. 14,195, of August 26, 2021, as amended, and CVM Resolution No. 160, of July 13, 2022, as amended (“CVM Resolution 160” and “Issue”, respectively), which will be subject to public distribution, under automatic registration rite, intended exclusively for professional investors, as defined in article 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended, in accordance with the General Terms and Conditions described below:

DELs-104/2023, 105/2023, 106/2023, 107/2023, 108/2023, 122/2023123/2023. Information Classification: Confidential Classification of the information and review of its classification, including after the resolution, are the duties of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

3 CA/DCGG Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 987, of 08.07.2023

Issuer	Furnas
Modality	Issuance of Book-entry Commercial Notes via CVM Resolution 160
Rite of Registration	Automatic Rite
Target Audience	Professional Investor
Volume	R$3,500,000,000.00 (three billion, five hundred million reais)
Placement Regime	Firm distribution guarantee
Allocation of Funds	Cash reinforcement and working capital
Series	5 (five) series, according to the characteristics below:
Characteristics	Series	Volume	Term	Amortization	Payment of interest	Remuneration
	I	R$500,000,000.00 (five hundred million reais)	2 years	Bullet	Biannually	CDI + 1.65%
	II	R$500,000,000.00 (five hundred million reais)	3 years	Bullet	Biannually	CDI + 2.12%
	III	R$1,000,000,000.00 (one billion reais)	4 years	Yearly, from the 2nd year	Biannually	CDI + 2.12%
	IV	R$500,000,000.00 (five hundred million reais)	4 years	Bullet	Biannually	CDI + 2.20%
	V	R$1,000,000,000.00 (one billion reais)	5 years	Biannually, from the 3rd year	Biannually	CDI + 2.20%
Guarantees	Personal guarantee provided by Eletrobras.

2. to approve the granting of personal guarantee, by Eletrobras, on an irrevocable and irreversible basis, as guarantor and principal payer, responsible for the full and timely fulfillment of all obligations of Furnas arising from the Commercial Notes and within the scope of the Term of Issue and the Issue, according to item 1 above, with the express waiver of certain benefits of order, rights and exemption powers of any nature provided for in Law No. 10,406, of January 10, 2002, as amended, as well as in Law No. 13,105, of March 16, 2015, as amended ("Surety"); 3. delegate powers to the Executive Board of Eletrobras and the Board of Furnas to adopt, as applicable, any and all acts necessary for the performance, formalization, improvement, conclusion and implementation of the Issue and granting of the Surety, including (i) the negotiation of commercial conditions of the Issue under the Term of Issue and the distribution agreement; and (ii) other documents and acts that are necessary to carry out the transaction mentioned in item 1; provided that they are in accordance with the General Conditions described in this Resolution; 4. delegate powers to the Executive Board of Eletrobras and to the Board of Furnas to approve any future amendments to the Term of Issue and to the distribution agreement associated with the Commercial Notes mentioned in item 1, provided that, according to the due evaluation of the Financial Executive Vice-Presidency, these do not result in changes in the structuring conditions of the operations and/or of a financial nature in view of the conditions that are in force; 5. delegate powers to the Financial and Relations Executive Vice-Presidency with Investors – VFR to adopt the necessary procedures for Furnas and Eletrobras to execute the letter of mandate and/or commercial proposal for structuring this issue with the structuring institutions of the transaction, provided that the financial conditions are in accordance with the General Conditions described in this Resolution; 6. determine that the Executive Vice Presidency of Finance and Investor Relations – VFR, through the Superintendence of Corporate Finance – DFF and the Guarantees and Debts Department – DFFG, the Superintendence of Governance – DCG, the Secretariat of Governance – DCGG, the Department of Strategic Governance and Intelligence – DCGE and the Executive Secretariat – DCGS adopt, in their respective areas of operation, the necessary measures to comply with this Resolution. Quorum necessary to pass resolutions: Unanimity.

DELs-104/2023, 105/2023, 106/2023, 107/2023, 108/2023, 122/2023123/2023. Information Classification: Confidential Classification of the information and review of its classification, including after the resolution, are the duties of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

4 CA/DCGG Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 987, of 08.07.2023

DEL 107, of 08.07.2023. CGT Eletrosul. General Conditions of the 4th issue of Bonds of CGT Eletrosul, with the provision of personal guarantee by Eletrobras. RES 423, of 07.25.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in a decision of the Executive Board, in the support material and in the documents below, and based on the favorable opinion issued by the Audit and Statutory Risks Committee – CAE at its 311th meeting held on 08.01.2023 and on the favorable opinion issued by the Strategy, Governance and Sustainability Committee - CEGS at its 51st meeting held on 08.02.2023, RESOLVED: Executive Board Resolution No. 423, of 07.25.2023; Executive Board Report VFR-077, of 07.25.2023; and Executive Summary DFF-009, of 07.31.2023; 1. Approve the contracting, by its wholly-owned subsidiary Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – Eletrobras CGT Eletrosul (“CGT Eletrosul”), of a fundraising operation in the country through the 4th issuance of securities by CGT Eletrosul in the capital market, in the total amount of up to R$250,000,000.00 (Two hundred and fifty million reais), with the provision of a personal guarantee by the Company (“Operation”), including under the terms of item “V” of article 29 of CGT Eletrosul's articles of incorporation, in accordance with the General Terms and Conditions described below:

BANK	VOTORANTIM
Modality	Simple Bonds
Amount:	R$ 250,000,000.00
Indicative rate:	CDI + 2.20% pa
Fee:	0.65%
Total Term:	60 months
Amortization Payment:	Annual, 36-month grace period
Payment of interest:	Annual, no grace period
Guarantees	Eletrobras Corporate Guarantee

2. to approve the granting of personal guarantee, by Eletrobras, irrevocably and irreversibly, as guarantor and principal payer, responsible for the full and timely fulfillment of all obligations of CGT Eletrosul under the Indenture and the Issue mentioned in item "1" above ("Guarantee"); 3. to authorize the Executive Officers of the Company and CGT Eletrosul, directly or through legally authorized representatives, to perform any and all acts, as well as to negotiate and sign any and all documents necessary or convenient for the consummation of the resolution to item "1" above, including, without limitation, powers of attorney, amendments to said instruments and other related instruments. 4. delegate powers to the Executive Board of Eletrobras and the Executive Board of Furnas to approve any future amendments to the Term of Issue and the distribution agreement associated with the Commercial Notes mentioned in item 1, provided that, according to the due evaluation of the Financial Executive Vice-Presidency, these do not result in changes in the structuring conditions of the operations and/or of a financial nature in view of the conditions that are in force; 5. determine that the Financial and Investor Relations Vice-Presidency - VFR, and the General Secretariat – DCGS adopt, each within their scope of action, the necessary measures to comply with this Resolution. Quorum necessary to pass resolutions: Unanimity.

DEL 108, of 08.07.2023. CGT Eletrosul. General Conditions of the Financing Transaction through Credit Agreement (Transaction 4131) of CGT Eletrosul, with provision of personal guarantee by Eletrobras. RES 424, of 07.25.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in a decision of the Executive Board, in the support material and in the documents below, and based on the favorable opinion issued by the Audit and Statutory Risks Committee – CAE at its 311th meeting held on 08.01.2023 and on the favorable opinion issued by the Strategy, Governance and Sustainability Committee - CEGS at its 51st meeting held on 08.02.2023, RESOLVED: Executive Board Resolution No. 424, of 07.25.2023; Executive Board Report VFR-077, of 07.25.2023; and Executive Summary DFF-009, of 07.31.2023; 1. approve the contracting, by its wholly-owned subsidiary Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – Eletrobras CGT Eletrosul (“CGT Eletrosul”), of a fundraising operation abroad through the financing operation through a Credit Agreement (Operation 4131), in the total amount of up to US$45,000,000.00 (Forty-five million dollars), with the provision of a personal guarantee by the Company (“Operation”), including under the terms of item “V” of article 29 of CGT Eletrosul's articles of incorporation, in accordance with the General Terms and Conditions described below:

DELs-104/2023, 105/2023, 106/2023, 107/2023, 108/2023, 122/2023123/2023. Information Classification: Confidential Classification of the information and review of its classification, including after the resolution, are the duties of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

5 CA/DCGG Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 987, of 08.07.2023

BANK	CITIBANK
Modality	Credit Agreement – Operation 4131
Amount:	Up to USD 45,000,000.00
Interest rate in BRL (indicative)*:	CDI + 1.75% p.a.*
Fee:	None
Total Term:	24 months
Amortization Payment:	Bullet
Payment of interest:	Quarterly, no grace period
Guarantees	Eletrobras Corporate Guarantee in the amount of the Financing Agreement.

*Reference for the base date of 07/18/2023. The definitive equivalent rate in reais will depend on the conditions of the market curves on the date of conversion of the rate in dollars to CDI + at the time of execution of the contract.

** Ceiling interest rate in BRL, representing the maximum cost limit at which CGT Eletrosul may (will be authorized) enter into the transaction with the bank, in view of potential market fluctuations.

2. to approve the granting of personal guarantee by Eletrobras, irrevocably and irreversibly, as guarantor and principal payer, responsible for the full and timely fulfillment of all obligations of CGT Eletrosul under the Credit Agreement mentioned in item "1" above ("Guarantee"); 3. to authorize the Executive Officers of the Company and CGT Eletrosul, directly or through legally authorized representatives, to perform any and all acts, as well as to execute any and all documents necessary for the implementation of the Transaction, including, but not limited to, powers of attorney, amendments to said instruments and other related instruments. 4. delegate powers to the Financial Vice-Presidency to complete the approval of the definitive operational and documentation aspects of the financing contract proposed in item (1) and execution of the conversion of the operation to CDI, within the approved general limits and conditions, including: a) execution of the respective instruments of the operations, including the signing of ancillary contracts and negotiation note, with the designated institution; b) other measures that are necessary for the conversion of the operation to CDI, such as confirmation of the rate (market and credit) presented by the bank at the time of the operation. 5. determine that the Vice Presidency of Finance and Investor Relations - VFR, and the Executive Secretariat – DCGS adopt, each within its scope of action, the necessary measures to comply with this Resolution. Quorum necessary to pass resolutions: Unanimity.

DEL 122, of 08.07.2023. New Eletrobras Compliance Program. RES 408, of 07.18.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in a decision of the Executive Board, in the support material and in the documents below, and based on the favorable opinion issued by the Audit and Statutory Risks Committee – CAE at its 307th meeting held on 07.20.2023 and on the favorable opinion issued by the Strategy, Governance and Sustainability Committee - CEGS at its 48th meeting held on 06.27.2023, RESOLVED: Executive Board Resolution No. 408, of 07.18.2023; Executive Board Report VGR-132, of 07.14.2023; and Executive Summary VGR-009, of 07.25.2023; 1. approve the new Eletrobras Compliance Program; 2. determine that the Vice Presidency of Governance, Risks and Compliance – VGR, through the Compliance Superintendence, adopt the necessary measures for the implementation of the new Eletrobras Compliance Program; 3. determine that all Vice Presidencies and Boards, in their respective areas of operation, give all support to the Program to achieve its objectives; 4. revoke all provisions to the contrary. 5. determine that the Vice-Presidency Governance, Risks and Compliance - VGR and the Executive Secretariat - DCGS adopt, in their respective areas of operation, the necessary measures to comply with this Resolution. Quorum necessary to pass resolutions: Unanimity.

DELs-104/2023, 105/2023, 106/2023, 107/2023, 108/2023, 122/2023123/2023. Information Classification: Confidential Classification of the information and review of its classification, including after the resolution, are the duties of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

6 CA/DCGG Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 987, of 08.07.2023

DEL 123, of 08.07.2023. Approval of Eletrobras' Compliance Policy. RES 418, of 07.25.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in a decision of the Executive Board, in the support material and in the documents below, and based on the favorable opinion issued by the Audit and Statutory Risks Committee – CAE at its 307th meeting held on 07.20.2023 and on the favorable opinion issued by the Strategy, Governance and Sustainability Committee - CEGS at its 48th meeting held on 06.27.2023, RESOLVED: Executive Board Resolution No. 418, of 07.25.2023; Executive Board Report VGR-136, of 07.20.2023; and Executive Summary VGR-009, of 07.25.2023; 1. approve the Eletrobras Compliance Policy; 2. revoke the Anti-Corruption Policy of Eletrobras Companies, approved by DEL-142/2018, of 06/29/2018; the Conflict of Interest Management Policy of Eletrobras Companies, approved by DEL- 209/2019, of 09/26/2019; the Consequences Policy of Eletrobras Companies, approved by DEL- 185/2022, of 12/16/2022; the Antitrust Policy of Eletrobras Companies, approved by Resolution DE 293/2014, of 05/19/2014; and the Regulation of the Integrity Program of Eletrobras Companies, approved by Resolution DEE-709/2019, of 10/21/2019. 3. determine that the Vice Presidency Governance, Risks and Compliance - VGR and the Executive Secretariat - DCGS adopt, in their respective areas of operation, the necessary measures to comply with this Deliberation. Deliberative Quorum: Unanimity.

It is recorded that the material pertinent to the items resolved at this Meeting of the Board of Directors is filed at the Company's headquarters. With no further matters to discuss, the Chairman IVAN DE SOUZA MONTEIRO finalized related work and requested that the Board’s Governance Secretary draw up this Certificate, which, after being read aloud and approved, was signed by the Governance Secretary. The remaining matters addressed at this meeting were omitted from this certificate, as part of legitimate caution, supported by the Management’s duty of confidentiality, according to the head provision of article 155 of Federal Law No. 6.404/76, since they relate to interests that are merely internal to the Company and therefore fall outside the scope of the rule contained in paragraph 1 of article 142 of the above-mentioned Law. Members Present: Chairman IVAN DE SOUZA MONTEIRO; Board Members CARLOS EDUARDO RODRIGUES PEREIRA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, VICENTE FALCONI CAMPOS, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO; Governance Officer: BRUNO KLAPPER LOPES; Governance Secretary: FERNANDO KHOURY FRANCISCO JUNIOR

Rio de Janeiro, August 16, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

DELs-104/2023, 105/2023, 106/2023, 107/2023, 108/2023, 122/2023123/2023. Information Classification: Confidential Classification of the information and review of its classification, including after the resolution, are the duties of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.